Exhibit 99.1

Tweed | TerraCycle Celebrate Over One Million Pieces of Cannabis Packaging Collected for Recycling

SMITHS FALLS, ON, Oct. 9, 2019 /CNW/ - It's a green thumbs up for Tweed | TerraCycle. The country's first and largest cannabis packaging recycling program, launched in October 2018, has achieved incredible results in its first year of operations. Today, the Tweed | TerraCycle program celebrates a significant milestone with the collection of over one million pieces of used cannabis packaging from across the nation – recycling over 22,000 pounds of plastic containers, tubes, and bottles.

"When Tweed launched the partnership with TerraCycle, it was the first recycling program of its kind for cannabis packaging. Reaching this incredible milestone of over 1,000,000 pieces collected in less than one year demonstrates the value of the program," says Mark Zekulin, CEO, Canopy Growth Corporation, Tweed's parent company. "We're committed to doubling down on our efforts to expand the program over the next year and bringing in new participants from all across Canada."

"Park benches, picnic tables, playgrounds – these are just a few examples of products that can be created from the recycled cannabis packaging collected through the Tweed | TerraCycle program," says Tom Szaky, TerraCycle CEO and Founder. "Through our mission to 'Eliminate the Idea of Waste' we've proven that solutions do exist for items that may seem difficult to recycle. Together we can reduce the environmental impact of the cannabis industry and pave the way for a greener future."

Originally launched in select Tweed, Tokyo Smoke and third-party retail stores, the Tweed | TerraCycle program has expanded across the country to now include 280 retail participants.

Below is a tally of the number of pieces collected as of August 31, 2019, broken out by province:

  Alberta - 407,695
  New Brunswick - 168,550
  Ontario - 168,545
  Newfoundland and Labrador - 163,200
  Manitoba - 124,850
  Saskatchewan - 51,900
  Prince Edward Island - 38,299
  British Columbia - 23,400

The program not only provides recycling solutions for Tweed branded cannabis packaging, it encourages consumers to recycle their empty cannabis packaging from any Canadian licensed producer. The program accepts any and all cannabis packaging including outer plastic packaging, inner plastic packaging, tins, tubes, plastic bottles, plastic caps, and flexible plastic bags.

Consumers are invited to drop off their used cannabis packaging at participating Tweed | Terracycle retail locations. They may also register online at terracycle.ca/tweed for free pre-paid shipping labels to mail in their empty containers for recycling.

To learn more about the Tweed | TerraCycle program, and for a list of participating retailers, visit tweed.com/recycle.

Here's to Future (Recycling) Growth!

About Tweed:
Tweed is a globally recognized cannabis brand and subsidiary of Canopy Growth Corporation (TSX:WEED, NYSE: CGC). It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn't just sell cannabis, it facilitates conversations about a product we've all heard of but haven't met intimately yet. Everyone at Tweed strives to be approachable and friendly to build a sense of community everywhere we operate.

In addition to producing industry leading, high quality, safe cannabis products, Tweed is also leading the way in ensuring the legal cannabis industry grows responsibly and serves as a force for good. This includes Tweed's partnership with Uber and MADD Canada to advance awareness on the dangers of driving high, the creation of Hi. Society to support budtender education across the country, and the Tweed Collective who, over the next 4 years, will invest $20 million in social, responsible initiatives to energize communities and transform where and how Canadians live. These are just a few of the ways Tweed is helping to advance this incredible new industry.

Learn more at www.tweed.com.

About TerraCycle
TerraCycle is an innovative waste management company with a mission to eliminate the idea of waste®. Operating nationally across 21 countries, TerraCycle partners with leading consumer product companies, retailers, cities, and facilities to recycle products and packages, from dirty diapers to cigarette butts, that would otherwise end up being landfilled or incinerated. In addition, TerraCycle works with leading consumer product companies to integrate hard to recycle waste streams, such as ocean plastic, into their products and packaging. TerraCycle has won over 200 awards for sustainability and has donated over $44 million to schools and charities since its founding 15 years ago. To learn more about TerraCycle or get involved in its recycling programs, please visit www.terracycle.com.

View original content to download multimedia:http://www.prnewswire.com/news-releases/tweed--terracycle-celebrate-over-one-million-pieces-of-cannabis-packaging-collected-for-recycling-300934450.html

SOURCE Tweed Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/09/c7057.html

%CIK: 0001737927

For further information: Samantha Spence, Senior Communications Advisor, samantha.spence@canopygrowth.com, 437-234-8105

CO: Tweed Inc.

CNW 07:00e 09-OCT-19